Zodiac Exploration Inc.

TSX VENTURE: ZEX

October 10, 2013

Zodiac Announces Conference Call

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac”) (TSX VENTURE: ZEX) announced on October 9, 2013 that it has signed a definitive agreement to acquire Muskwa Resources Ltd., a private oil and gas company with approximately 54,240 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations, and pending asset acquisitions in Montana from Jackfish Exploration Inc. ("Jackfish") and Tanglewood Energy Inc. ("Tanglewood") that will add up to approximately 24,000 net acres of land upon satisfaction of certain conditions under the agreements relating to the Jackfish and Tanglewood acquisitions

Conference Call and Presentation

Zodiac will be hosting a conference call at 9.00 am MT (11.00 am ET) on Wednesday, October 16, 2013 to provide a brief corporate update on the acquisition and to introduce the Muskwa team to present an overview of the assets.

Interested parties can use the following numbers to participate:

Dial in numbers: Canada & USA Toll Free Dial In: Vancouver Local Dial-In: Toronto Local Dial-In: Outside of Canada & USA call:	1-800-319-4610 604-638-5340 416-915-3239 +1-604-638-5340

Callers should dial in 5 – 10 minutes prior to the scheduled start time and simply ask to join the Zodiac Exploration Conference Call.

A recording of the conference call will be available through our website at www.zodiacexploration.ca after completion of the call.

Prior to the conference call, Zodiac will post a brief presentation on its website for discussion during the call.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact Zodiac Exploration Inc.
Peter Haverson
President & CEO
(403) 444-7844

or

John Newman

Chief Financial Officer

(403) 444-7850